SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 March 2016

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

11 March 2016

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14R

Pursuant to Listing Rule 9.6.14R, Lloyds Banking Group plc (the "Company") today announces that Deborah McWhinney, a Non-Executive Director of the Company, will be appointed as a member of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA with effect from 12 May 2016. Ms McWhinney's appointment is subject to the approval of the shareholders of Fresenius Medical Care AG & Co. KGaA at its Annual General Meeting to be held on 12 May 2016.

Fresenius Medical Care AG & Co. KGaA is listed on the Frankfurt Stock Exchange and the New York Stock Exchange, where its ordinary shares are listed in the form of American Depositary Shares.

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 11 March 2016